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                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                         Subject Company:  Snyder Communications
                                                    Commission File No:  1-12145

The following is an amendment and restatement of materials filed by Havas Advertising pursuant to Rule 425 under the Securities Act of 1933 on June 7, 2000:

On June 5, 2000, Havas Advertising issued the following press release INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH OPPOSITE THE FIRST SEVEN BENEFICIAL OWNERS LISTED IN ITEM 12 OF THE ANNUAL REPORT ON FORM 10-K OF SNYDER COMMUNICATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ON FILE WITH THE SEC (COMMISSION FILE NO. 1-12154). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.



                   [LOGO OF HAVAS ADVERTISING APPEARS HERE]


Press Release                                                   June 5, 2000



BRANN WORLDWIDE AND THE SALES MACHINE GROUP RANKED FIRST AND SECOND IN TERMS OF
                  REVENUES BY THE DIRECT MARKETING ASSOCIATION

              Rankings Demonstrate Havas Advertising's Strength in
                           Marketing Services Sector

Levallois, France, June 5, 2000 --- The Havas Advertising Group, the world's 4th largest communications group*, announced today that Brann Worldwide and The Sales Machine are ranked 1st and 2nd, respectively, in terms of revenues by the Direct Marketing Association (DMA). These rankings were reported in the DMA's Annual Direct Response Agency Report, published last week. In terms of billings, Brann Worldwide is ranked first and The Sales Machine is in third place. These rankings reflect Havas Advertising's leadership position in the marketing services sector.

o Brann Worldwide (1999 revenues of $479.9 million, according to DMA) is one of the four companies of Snyder Communications. Havas Advertising is on track to complete its acquisition of Snyder this summer at which point Brann Worldwide will join the Diversified Agencies Group, headed by Jean-Michel Carlo.

o The Sales Machine (1999 revenues of $367.5 million, according to DMA) is part of the Euro RSCG Worldwide network, one of the four Havas Advertising divisions. Launched in July 1999 and headed by Daniel Morel, The Sales Machine counts 80 agencies in 40 countries. Headquartered in New York City, Euro RSCG Worldwide whose Chairman and CEO is Bob Schmetterer, is the world's fifth largest agency network.

"In our constant quest to improve the quality of the service we offer our clients, Havas Advertising has always sought to strengthen its performance in marketing services, the highest growth and most profitable sector of communications," according to Alain de Pouzilhac, Chairman and CEO of Havas Advertising. "These rankings of first and
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second in terms of revenues demonstrate the successful execution of our strategy as Havas Advertising expands its leadership position and further reinforces our premier presence as the best prepared among our peers for the digital revolution."

 About Havas Advertising

 Havas Advertising (Paris Stock Exchange: EU.PA) is the world's fourth largest communications group*. With its headquarters in Paris and two of its four operating divisions headquartered in New York and Madrid, Havas Advertising brings a multinational approach to its business that distinguishes it from other major advertising companies. Havas Advertising has a presence in 75 countries, ranking among the top ten in 43 of those countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, multimedia interactive communications and public relations. Following completion of the Snyder Communications acquisition, Havas Advertising expects to have 2000 pro forma annual billings of 20 billion euro, pro forma annual revenues of 2.2 billion euro ( 45% from the US and 60% from marketing services) a worldwide presence of over 300 agencies and a staff of 20,000. Completion of the Snyder Communications acquisition is subject to various conditions, including approval of the transaction by the Snyder Communications stockholders and authorization of the necessary capital increase by the Havas Advertising shareholders.

 Further information on Havas Advertising can be found on the company's website at: www.havas-advertising.com.

 * Advertising Age Annual Agency Report ranking, April 24, 2000 and pro forma for Snyder Communications acquisition.

Contacts : Julie-Emilie Ades :           (33 1)  41 34 30 16
           Alain Camon :                 (33 1)  41 34 30 51
           Robert McCann :               (33 1)  41 34 36 32
           CorpCom@havas-advertising.fr
           ----------------------------

Forward-looking Information

 This document contains certain "forward-looking statements". These forward-looking statements are subject to risks and uncertainties that could cause actual results for differ materially from the information presented herein. Forward-looking statements can be
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 identified by the use of forward-looking words, such as "may," "will,"
 "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," or comparable words or expressions. Certain factors that could cause actual results to differ materially from expected results include but are not limited to: general economic conditions, the ability to retain existing and attract new clients, client losses, changes in advertising and marketing budgets of clients, the ability to retain key personnel while continuing to control labor costs, the impact of industry competition, the ability to implement the company's growth strategy and to complete and integrate acquisitions, and changes in the securities markets.


Additional Information

Havas Advertising and Snyder Communications will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00 (33-1) 41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communicationsmanagement and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the proxy statement/prospectus when it is filed with the SEC.